COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

October 16, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE: Columbia Funds Series Trust I Multisector Bond SMA Completion Portfolio	Post-Effective Amendment No. 355 File Nos. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the Staff of the Securities and Exchange Commission (the Staff) on September 26, 2019 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Multisector Bond SMA Completion Portfolio (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please update fund information, including ticker symbol, on EDGAR.

Response:	The Fund’s information will be updated in EDGAR prior to effectiveness.

Comment 2:	Please explain how the advisory fee charged to each investor under the other investment program is determined. Please confirm that all investors will pay the same internal advisory fee for investing in a fund.

Response:	The fees and expenses that all investors in the Fund will pay are the same; they are set forth in Exhibit A to this letter. Separately managed account (SMA) clients, and the intermediary firms they work with, enter into contractual relationships with Columbia Threadneedle in a variety of ways and at various fee schedules. Columbia Threadneedle SMA fees adhere to the fee terms and maximum fees disclosed on the Form ADV.

Comment 3:	Please provide completed fees and expenses table and responses at least five days prior to effectiveness.

Response:	Please see Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Comment 4:	The management fees lines in the Annual Fund Operating Expenses table should state “none” or 0.00%.

Response:	Please see Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund, which reflects 0.00% in the Management fees line.

Comment 5:	Please state in the Fees and Expenses of the Fund - Example that the Example does not reflect management fees paid to the SMA program sponsors or participants.

Response:	We will add the following language below the Example table:

SMA clients pay a fee directly, or indirectly through Program Sponsors, to the Investment Manager for providing investment management services to the Program Sponsor or the SMA, including on assets that may be invested in the Fund. Such fees are not reflected in the Example.

Comment 6:	The term “Bond” in the Fund’s name is a type of investment and is subject to an 80% policy to invest in bonds or fixed income securities.

Response:	The first sentence in Principal Investment Strategies will be revised to include the underlined disclosure: Under normal circumstances, the Fund has substantial exposure, at least 80% of its net assets, to fixed-income/debt markets.

Comment 7:	In the Summary of the Fund – Principal Investment Strategies, does the language in the first sentence “across the credit quality spectrum” include unrated or distressed debt securities? The Principal Risk disclosure suggests unrated securities.

Response:	The Fund does not have at launch the current intent to invest, or materially invest, in unrated or distressed debt securities.

Comment 8:	If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans. Also consider enhancing the disclosure of the risks of such loans.

Response:	The Fund may invest in such loans in the future, but such exposure is currently expected to be immaterial.

Comment 9:	As an 80% policy is required, please note that the 80% policy is an asset-based test (and not an exposure test). Because the Fund intends to include derivatives as part of its 80% policy, it must value the derivatives for purposes of the names rule on a mark-to-market basis (i.e., using the current price of the derivative, or if it is an OTC derivative, its fair value). Please include disclosure stating this, though it need not be in item 4 of Form N-1A. Also, specify the derivatives that the Fund will be investing in for investment purposes (for example, total return swaps).

Response:	We have reviewed the Principal Investment Strategies and believe that all intended principal investments in derivatives for investment purposes are covered.

The Fund counts of derivatives towards satisfaction of the 80% test in a manner consistent with the Commission’s statement that, “[i]n appropriate circumstances...an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001).)

The following language will be added to the Statement of Additional Information under Fundamental and Non-fundamental Investment Policies - Non-fundamental Policies – Names Rule Policy: To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments will be valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the adviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value.

Comment 10:	Please tell the Staff whether the Fund intends to invest more than 15% of its assets in: (1) CDOs, CLOs, and CMOs, particularly lower-rated tranches; (ii) non-investment-grade, private (i.e., non-agency) MBS (residential or commercial), particularly lower-rated tranches; and/or (iii) privately placed or other restricted securities (e.g., start-ups, unicorns).

Response:	The Fund has no current intent at launch to invest greater than 15% of its net assets in category (i), category (ii), or category (iii).

Comment 11:	If the Fund derives returns principally from swaps, the Fund should include a footnote to the fee table disclosing the cost of investing in swaps. For example, in the case of a managed futures fund that obtains exposure to the performance of multiple commodity trading advisers (“CTAs”) through a swap instead of directly investing with such CTAs, a footnote should explain that the embedded cost of the swap(s) and the operating expenses of the reference assets are indirect expenses of the Fund that are not included in either the fee table or the Expense Example. The Fund should also provide an estimate of such costs (as a percentage of Fund assets) for the most recent fiscal year.

Response:	The Registrant has reviewed the requirements of Form N-1A and respectfully declines to make the requested change. The Registrant notes that General Instruction C(3)(b) to Form N-1A does not permit the inclusion in Items 2 through 8 of information that is not required by those items, and that the requested footnote is not required by those items.

Comment 12:	Please include only the principal investment strategies and investments of the Fund.

Response:	We have reviewed the Principal Investment Strategies and believe that all intended principal investments are covered.

Comment 13:	Please confirm that if Acquired Fund Fees and Expenses (AFFE) were to exceed 0.01% of the average net assets of the Fund, you would include a line item for AFFE in the Annual Fund Operating Expenses table.

Response:	So confirmed.

Comment 14:	Please order the Fund’s Principal Risks to prioritize the risks most likely to adversely affect the Fund’s net asset value, yield, and total return. Please see ADI 2019-08 – Improving Principal Risks Disclosure (Risk Guidance).

Response:	We have identified, at the very beginning of the Fund’s Principal Risks discussion, what the Fund views as its main principal risks, which is consistent with the Risk Guidance and consistent with remarks made (in-person) by Mr. Brent Fields at the ICI’s SEC Rules Committee Meeting of June 26, 2019, which I attended in-person in Washington, D.C.

Comment 15:	Please explain why certain risks are highlighted in the introductory paragraph of Principal Risks.

Response:	Please see response to comment 14.

Comment 16:	Please provide risk disclosure specific to total return swaps in Summary of the Fund – Principal Risks since they will be a principal investment.

Response:	We believe our approach to disclosure of risks of investing in derivatives is consistent with the goal of providing layered disclosure in which key information is provided in the summary section and more detailed information is provided later in the prospectus. Specifically, with regard to risks of investing in derivatives, our approach was carefully designed to provide key information in the summary section regarding risks of investing in derivatives generally as well as risks of investing in broader categories of derivatives (such as swaps) in which the Fund intends to invest principally. Further, our approach allows investors to obtain additional information later in the prospectus regarding particular instruments within the broader categories of derivatives (such as credit default swaps, interest rate swaps, and total return swaps).

Comment 17:	Tailor liquidity risk disclosure to the Fund’s investments that principally give rise to this risk.

Response:	We have reviewed the risk disclosure and have determined that the risk, as presented, addresses the Fund’s investments that give rise to this risk.

Comment 18:	Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, explain why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response:	We have reviewed and determined that the discontinuation of LIBOR is not expected to be a principal risk for the Fund.

Comment 19:	Item 9 should provide a complete description of the Fund’s Principal Investment Strategies and Principal Risks, not merely “additional information.” Item 4 is intended to be a summary of the more fulsome disclosure required by Item 9. Please revise the strategy disclosure here to provide additional details.

Response:	The Item 9 disclosure of the Fund’s Principal Investment Strategies is its more fulsome and complete description of its principal investment strategies and it does provide additional details of the strategy, including how investments are selected, relative to the Summary section.

Comment 20:	In More Information About the Fund – Principal Risks – Mortgage- and Other Asset-Based Securities Risk, consider adding the underlined language: “Mortgage- and other asset-based securities can have a fixed or an adjustable rate, and the liquidity may change significantly over time.”

Response:	Registrant has determined to add the substance of the Staff’s comment to the Fund’s Principal Risks, particularly to Liquidity Risk, as follows:

The liquidity of Fund investments may change significantly over time and certain ~~Certain~~ investments that were liquid when purchased by the Fund may later become illiquid, particularly in times of overall economic distress.

Comment 21:	In More Information About the Fund – Additional Investment Strategies and Policies, please consider disclosing non-principal investment strategies in the Fund’s Statement of Additional Information rather than in the Fund’s prospectus. The Staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08.

Response:	After giving consideration to the comment, the Registrant elects to include certain information, including certain investment strategies and the risks thereof that are not principal investment strategies of the Fund, in the prospectus in accordance with General Instruction C.3(b) of Form N-1A.

Comment 22:	Why is Transactions in Derivatives included in More Information About the Fund – Additional Investment Strategies and Policies since derivatives are a principal strategy of the Fund? Combine with disclosure regarding derivatives in principal strategy and risk discussions above.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus.

Comment 23:	Combine the disclosure contained in More Information About the Fund – Additional Investment Strategies and Policies - Investing in Money Market Funds with earlier money market fund risk disclosure.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Investing in Money Market Funds section is included to provide investors with certain additional information about the Fund’s ability to invest in money market funds that is not necessarily material and warrants being a part of the Principal Risks section. This disclosure will continue to be included in the prospectus.

Comment 24:	Reconcile all derivative disclosure with that contained in More Information About the Fund – Additional Investment Strategies and Policies – Other Strategic and Investment Measures so that it is clear which derivatives are included in the Fund’s principal strategies versus other investments that are not principal.

Response:	The derivatives disclosure that appears in the various sections of the prospectus has been reviewed, and we believe that it accurately discloses which derivative transactions, including specific types of derivatives, are included in the Fund’s principal investment strategies and which derivative transactions are not considered principal. Therefore, no changes will be made to the derivatives disclosure at this time.

Comment 25:	Please confirm that the fee structure requires the Fund to comply with all the provisions of Section 15 of the Investment Company Act of 1940, such as shareholder voting on an increase in advisory fees.

Response:	We confirm that the Fund will comply with Section 15 requirements, including shareholder voting on an increase in Fund advisory fees paid by Fund shareholders.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 26:	Please refer to any prior SAI comments given by the Staff.

Response:	To our knowledge the disclosure in this filing reflects consideration of such prior comments.

Comment 27:	In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to political subdivisions in concentration policy D6, please carve out municipal securities backed principally from the assets and revenues of non-governmental users.

Response:	We appreciate your clarification of the Staff’s position in this regard and, as such, are re-evaluating the Staff’s position; however, the need to conduct the appropriate due diligence on our end will necessitate that we address the Staff’s comment in a subsequent filing.

Comment 28:	In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to concentration policy D6, please change “The Fund will consider the concentration policy of any underlying funds” to “The Fund will consider the investments of any underlying funds...”.

Response:	While the Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy, we are in the process of re-evaluating the Staff’s position (and the Fund’s position in that regard). For the present, while we re-evaluate the Staff’s position in this regard, to the extent that the Registrant determines that a Fund’s investments in an underlying fund expose the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement.

Comment 29:	In Investment Management and Other Services - Management Services Fees paid table, please confirm that the footnote regarding the Fund will be deleted since it will begin operations after its fiscal year end.

Response:	This disclosure will be revised to “The Fund is expected to commence operations on or about October 29, 2019, and therefore has no reporting information for periods prior to such date.” in the definitive filing.

Part C Comment:

Comment 30:	A new legal opinion letter is needed for this new series.

Response:	An opinion of Fund counsel will be included in the definitive filing.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I

Exhibit A

Fees and Expenses of the Fund

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees(a)	0.00%
Distribution and/or service (12b-1) fees	0.00%
Other expenses(b)	6.72%
Total annual Fund operating expenses	6.72%
Less: Fee waivers and/or expense reimbursements(c)	(6.72%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.00%

(a)

The Investment Manager of the Fund does not charge a management fee to the Fund. However, the Fund is an integral part of broader SMA programs, and SMA clients pay a fee directly, or indirectly through Program Sponsors, to the Investment Manager for providing investment management services to the Program Sponsor or the SMA, including on assets that may be invested in the Fund. The Investment Manager or its affiliates will be compensated directly or indirectly by Program Sponsors or SMAs for providing investment management services to the SMA.

(b)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.
(c)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, and infrequent and/or unusual expenses) through December 31, 2022, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rate of 0.00%.